Exhibit 99.01
DISCLAIMER
This document has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) and comprises a transcript of the Rio Tinto investor seminar presentation and question and answer session held on 26 November 2007. By reviewing this transcript you agree to be bound by the following conditions.
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INVESTOR SEMINAR
NORTH AMERICAN CONFERENCE CALL
MONDAY 26 NOVEMBER 2007
QUESTIONS & ANSWERS
Operator: Good day everyone and welcome to the Rio Tinto conference call. Today’s call is being recorded.
At this time for opening remarks and introductions, I would like to turn the call over to Nigel Jones. Please go ahead.
Nigel Jones: Thank you. Good morning everybody. This is the Rio Tinto North American Investor call and with me here today is Tom Albanese, our Chief Executive here in London along with Guy Elliott, our CFO, and Dick Evans, our Head of Rio Tinto Alcan.
So, I’ll hand straight over to Tom.
Tom Albanese: Thank you, Nigel. What I’d like to do is just make a few comments to supplement what I’d said earlier this morning in our Investor Conference Call, to leave the bulk of this for Q&A with as many of you that have questions.
I think, really the three themes of my discussions this morning were all about today being a day about value and it was all focused around the value of Rio Tinto, the value to Rio Tinto shareholders, how exceptionally well placed Rio Tinto has placed the benefits and the global rise and the demand of metals and materials and the outstanding businesses that we have with the outstanding assets. China’s demand continues to race ahead in its strive for urbanization and industrialization. We do project that this will continue for decades and it is being driven by demographic and economic shifts.
If you look at China then you look at India, you look at the fact that there are five billion cell phones in the world connecting people more than ever, raising expectations of this generation well above prior generations, it all bodes well for virtually everything that we produce. Certainly we’re cognizant of conditions in the U.S. and cognizant of the fact that they are slowing down. Within our own projections we would call for a slow growth maybe plus one percent to two percent mode. We are all happy to see Thanksgiving sales good this year, but it’s important to differentiate what we’re seeing globally for our businesses from what we see the narrower perspective of the U.S. domestic market and its impact on Asian and global markets.
And I think that it’s fair to say that Rio Tinto is in pole position to supply a metal hungry world. Never has there been a time when there’s been more value placed on a development pipeline and I believe our development pipeline and our exploration capabilities to build on that development pipeline is stronger than any of our competitors. And we have the people, we have the execution capability and the resources that work smarter, faster and better, and today we are really focused on showing what’s driving the growth and what’s driving the value to Rio Tinto, and five specific drivers that we talked about including Iron Ore that were better positioned than BHP and Australian Iron Ore and stronger growth and our track record and our prospects bear that out.
And looking ahead, we plan to increase productions of iron ore from the Pilbara from the current 175 million ton run rate to 430 million tons by 2018 and globally, including Simandou, including Brazil, including Canada, a roadmap out to 600 million tons and above.

Just today we’ve announced two investments in the Pilbara totalling $2.4 billion and this just reinforces our confidence in that growth pathway, and of course, we have massive mineralization in the Pilbara, a very competitive, a very large tenement position, the best tenement position, the best resource position and the best infrastructure in the Pilbara in addition to basically a whole new province for iron ore in Guinea, which is a result of Rio Tinto’s exploration in the late 90s and that’ll take us to a potential 70 million tons on its way to 170 million tons of annual production per year with an underlying resource of 8 to 11 billion tons.
Moving ahead to aluminium, I’m extremely happy with the outcome of the Alcan transaction. Our completion last month, our successful financing during a difficult period in the month of August and the Alcan acquisition in combination with Rio Tinto for the overall Rio Tinto Alcan new business gives us the number one position in bauxite and aluminium and a leading position in alumina. We have Dick here. I’m sure Dick will have the opportunity to supplement any of your questions on aluminium as we go forward. What I would say that on a highlight best basis, since July you’ve seen the forward long term price assessments for alumina increasing by more than 20 percent since we announced the Alcan acquisition, if you look ahead in one of the charts, to about 2012, with our pathway in place, we’ve also identified a 50 percent increase or more in post tax synergies from Alcan from 600 million to 940 million after tax per year.
Moving quickly to copper, the current copper continues to be our most profitable business and has excellent prospects. Over the past few years we’ve added new development projects to our existing strong pipeline, which included Kennecott Utah Copper, included Resolution. We talked a bit about the opportunities to take Kennecott Utah Copper even further than we have in the past and certainly I think we have other projects, Peru, and in Mongolia, which we’re going to add to that development pipeline and I wouldn’t want to emphasize Peru, about two years ago, then copper prices were high, we bought La Granja for all of $22 million from basically a privatization plus a $60 million minimum investment. And this created basically a copper resource that we went in and drilled out and expanded that copper resource more than 4X over the past two years to something in the range of eight billions tons in total, putting us in a position to potentially have a future mine producing somewhere in the range of 500,000 tons per year.
Finally, since July we’ve looked at our businesses that we considered for divestment purposes and based upon what we see in terms of a basic and attractive market, for many of the mining markets, we’ve increased our divestment target from at least 10 billion to at least 15 billion and we have flagged potential asset sales – possible asset sales of up to 30 billion.
We’ve already had announced the packaging, Rio Tinto Energy America and today we also announced the fact that we are looking at our very strong Alcan Engineered Products business as something that we’re considering. I think the total of that business is a very strong business. It’s got a lot of critical mass. It’s got leading positions in many of the individual components but I think in total it’s worth quite a bit more than its individual components, that critical mass, that positioning of competencies across the individual segments and certainly it’s feeding into some very, very strong segments such as aerospace and cabling and that we’re seeing continued strength growing on strength.
But I would say that in the case of both packing and the case of Engineered Products, that these would be businesses that wouldn’t necessarily be completely complementary with our overall strategic focus of focusing on the upstream and I’m very excited about the fact that what we’ve got now is an upstream business in Rio Tinto Alcan, which is unrivalled in terms of existing performance and most importantly future growth capabilities. Our confidence in our businesses and our confidence in our markets has been demonstrated by Guy’s comments today and our belief and the Board’s actions, which included a dividend increase of 30 percent in 2007 with 20 percent increases or more a year for the next two years.
We have gotten improved cash generations with post tax savings of 1.7 billion by 2010, that includes the numbers that we would have presented in terms of Alcan synergies and we’re looking at capital investments of roughly about $9 billion dollars in 2008. I want to say that the core message to investors today is one of value. In an unprecedented period of demand growth, we have a very strong position and I think that our track record being second to none, we are in pole position to supply a metal hungry world and I think we do have a stronger growth position than our competitors while you know, it’s been pointed out there are some areas where there’s industrial logic or district consolidations.
We also pointed out in the six that were presented as examples in BHP’s presentation of two weeks ago, Rio Tinto has an unarguable lead in five of those six basins, and I’m very, very excited about the prospects for Rio Tinto. I think there’s considerable value out there and I think with that maybe I can take some questions.
Operator: Thank you. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touchtone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, press star one to ask a question and we’ll pause for just a moment.
Our first question is from John Tumazos from John Tumazos Very Independent Research.
John Tumazos: Tom, I was up at 3:30 to hear the full session at 4:00.
Tom Albanese: John, I’m glad we keep you awake at night.
John Tumazos: Well, just in that manner. You guys cause no worries. If the Iron Ore output were to grow to 632 million metric tons in some timeframe, 2020 plus a minus few years, what might the capital cost be? And I’m sure there are ranges and constant dollars and all that kind of stuff.
Tom Albanese: Yeah, John, if you’ve looked at our presentation, I do appreciate the...I actually very much appreciate the fact that you were up that early to watch our presentation, you would have seen that we flagged roughly $10 billion of additional capital to get up to that 320 million ton per year case and a lot of that is associated with the port, the rail and the mine construction on the way into Cape Lambert.
And certainly when we looked at the Cape Lambert’s expansion opportunities effective July of this year, we also recognized that we could probably bolt on four additional berth spaces and some additional blending spaces on roughly the same capital intensity as what we had for the first 100 million tons. So, I think that we would be looking at something roughly in the same range as we would for the first 100 million tons, the 320, to get that second 100 million tons in the 420, and I think it’s important to point out, as we look ahead at Rio Tinto’s resources, Rio Tinto’s infrastructure, we are very well positioned to continue to match the pace of strong global steel market demand.
John Tumazos: Thank you. Does the first 10 billion include the investment announced this morning of 2.4 or is that in addition?
Tom Albanese: That, I think the one we’re putting together in terms of Brockman 4 and Mesa A would be part of taking the existing businesses forward so that we can deliver to the original, that 220 that we’ve been talking about over the past year or so. But I would say that those developments in themselves create optionality so that we can actually build upon those as we look for the next tranche of growth from those two individual mines, particularly at Brockman Four.
John Tumazos: Thank you.
Operator: And once again if you’d like to ask a question, please press star one on your touchtone telephone. Again, that it star one to ask as a question. And it appears there are no further questions today. I stand corrected; I do have Mr. John Tumazos in my queue again.

John Tumazos: This morning Northern Dynasty announced your representative was joining their Board. I thought I read over the summer that another mining company, Anglo American had bought half of the Pebble Deposit. How does that project fit with Rio Tinto? It isn’t normally your style to be a passive shareholder or a minority partner. Could you tell us how that fits strategically?
And then in addition, there is some talk of a ballot initiative in Alaska concerning mining projects that affects streams and it might mention the word salmon, and it sounds like the opposition there is a little bit above average.
Tom Albanese: John, you probably remember me telling you that I spent 14 years up in Alaska, so I know the country well, I know the people up there quite well, and I also know the project quite well. I think it is a very large resource and certainly there was a competitive process that took place this summer, and as I think as I said at the time, yes, we do have a focus around value. We don’t win all options. I would say that our position, while it’s 20 percent of Northern Dynasty, that’s effectively a 10 percent carried interest in the project until first $1.5 billion has been spent, so it puts us in a position where we have optionality as we go forward into the future. I would make some comments and I’ve said, and certainly said this publicly in light of the considerable NGO opposition to the project that there are two ways of looking at the project, one, being starting off with a large open pit operation.
The second way would be to focus on some of the higher grade underground lower footprint type message and certainly from my position, that’s the right for the mine to be developed and that would be the way to begin to address what I would say, and I would agree you, is considerable and quite sophisticated NGO opposition to the project.
John Tumazos: Thank you for that explanation. Is it all right if I ask another question?
Tom Albanese: Go ahead. You’re on a roll.
John Tumazos: Concerning the negotiations or status of the Mongolian tax regime, are the negotiations solely involving the 68 percent tax above $500 gold and was initially a 118 before deductions threshold on copper? Or has the 34 percent right for government back in participation and a whole trench of things are on the table for revision?
Tom Albanese: Thank you John. Maybe before I talk about Mongolia specifically, I want to make a general point, and I think it’s quite important in terms of looking at global supply demand, particularly for copper, and that is that we are in a global environment where you have a combination of high prices leading to increasing calls for resource nationalism and also increased stakeholder engagement and increased stakeholder awareness that it may be causing it to take longer to develop projects and them to market.
And the combination of those two factors has basically put most of the copper projects in the world into a position where they’re taking longer to get approved and longer to get developed, and that’s to some extent why we’re not seeing you know, a large chunk of copper coming into the market when one would say the price is certainly at an incentive level to bring that to market. So, I think that’s an important first point.
Now with regard to Mongolia specifically, as you would have head from Bret, he has visited Mongolia just recently. I’ve been there four times in the past 18 months. He’s planning to go out there in two weeks time and to meet with the new Prime Minister of Mongolia and I think it’s fair to say that the new Prime Minister of Mongolia is working to basically look after what our range of interests and issues in Mongolia and (but) certainly the windfall profits tax has been in place. There’s been also, you know, a range of proposed legislations around minimum levels for the Mongolian government, which while they haven’t been entered into Parliament they are certainly being broached around in the press within Mongolia and that would be a topic of discussion that Bret would intend to have with the President and Prime Minister of Mongolia.

John Tumazos: If I could continue to enjoy the opportunity, a couple of weeks ago I visited the Quadra Carlotta Project in Arizona that lies in between Pinto Valley and the Resolution Project.
Tom Albanese: Yes, I’m familiar with it.
John Tumazos: And both it and the PD Safford Project took about 17 years to get permitted. When you work on Resolution which is underground, do you think it would have a shorter regulatory timeframe and I guess there’s something called the Haunted Canyon and the Superstition Wilderness and Spiritual Grounds and for Indians, and all kinds of stuff in that valley. How do you phrase the unique sensitivities?
Tom Albanese: Yeah, John, thank you. I think as you’re quite familiar with the area, maybe I’ll just give a little bit of flavour for everyone else there. We are embarking on a land exchange discussion. Basically the bill was presented to both the House and the Senate over the past month. I was quite pleased with the Hearing we got from that. So, it is beginning the process of moving forward. What we are intending to do with Resolution is essentially redevelop an existing mine site. So, rather than this being a Greenfield Development, it is essentially a Brownfield Development, literally a proposed underground mine below an existing underground mine, and certainly using block caving methods, we’d be looking at this being somewhat of a lower footprint.
Now, we recognize in that footprint we have to be very sensitive to significant landmarks and historic features, geologic features; Apache leap to the west for example and a riparian stream to the east, and that’s very much built into the planning and certainly within our local permitting process. So, I’ve been encouraged by the local permitting process so far, although these things again, don’t happen overnight but they’re certainly within the timelines that we’re planning around.
John Tumazos: Could you repeat the timelines please, Tom?
Tom Albanese: Well, we are in the process of doing the early stage work on a shaft, and it’ll take some time to put down a shaft and then probably a second shaft to carry out the development activities. I believe in our materials that we have presented a timeline for Resolution, which is roughly seeing basically a development period with capex to two and a half to three billion range extending past to the 2015, 2016 period of time.
John Tumazos: Thank you.
Operator: Our next question comes from Tony Robson from BMO Capital Markets.
Tony Robson: Gentlemen, well, good afternoon or good evening. I will confess, unlike John, I slept through the presentation so I may have missed some of the points. In terms of potentially selling the Alcan Engineered Products Division, would that be part of the $10 billion of assets sales you were thinking about, or would it add to that 10 billion, please?
Tom Albanese: Tony, maybe I’ll first comment that what we did in the presentation is that we upped the targeted number to plus 15 billion that would include the Engineered Products, but maybe this is an opportunity for Dick if you’d like to say something about Alcan Engineered Products.
Dick Evans: Yeah, Tony, you may be somewhat familiar with it, but of course, Alcan Engineered Products is a business that we have put together out of the Alu-Swiss Alcan and Pechiney assets and one that has shown really outstanding top line and bottom-line growth over the last four or five years. And during that process we’ve also pruned the portfolio and continue to do, recently, divesting the Service Center business. So, what we have there is a rapidly growing, high performing, downstream business and one that we think is going to be highly sought after by both strategic and financial buyers, and of course, we’re just starting the process now by making the announcement, so it will be some time until we’re actively involved in marketing it.

Tony Robson: Certainly Novelis was a great return to the shareholders. In terms of the $940 million of Synergies now targeted, can we assume that the timing of that is as per the presentation of the financial communities received back a few months ago, or will that take a little longer to achieve, firstly? And secondly, there was some costs associated in achieving those synergies, has the cost gone up?
Tom Albanese: Maybe I’ll just comment first and have Dick supplement, but when we presented in July we referred to $600 million of after tax synergies, of which there was about 300 or so that was associated with, you know, financial other and the rest in operating synergies that we said that they would all come through by the end of 2009 and that’s pretty much what the timeline that we see and what we said today. But maybe Dick, if you want to comment any further on that.
Dick Evans: Yeah, sure Tom, since you didn’t have the chance to hear the full presentation Tony, one point we made is in addition to upping the synergies in the first two years, from the 600 to 940, we also talked about the fact that we’ve discovered what we think are some very significant strategic synergies that would go on beyond 2010. So, there are synergies we are identifying that we think could be quite significant beyond the 2009 but the 940 is run rate at the end of 2009. In regard to the costs, some of the synergies, of course, relate to rationalization of manpower resources and changes in logistics. Those would have some costs associated with them. Other new synergies that we’ve identified such as procurement synergies, which have increased, would have little cost. So, the short answer to that is that we would expect overall cost of implementation to be up but not up in proportion to the over 50 percent increase in the synergies themselves.
Tom Albanese: Tony, if I may add, I’ve been extremely impressed with the working together of the Alcan and the Rio Tinto teams in the integration plan and Dick’s leadership of all that and the effectiveness and that’s really what’s led to this rapid increase in what we see as expected synergy savings. As a matter of fact, I’ll even go beyond the 940 and to say for my own personal bonus purposes to the Chairman, I’m looking at target closer to 1.1 billion after tax.
Tony Robson: OK, thank you. That’s an admirable goal. Going off of aluminium as they say, now that I’m in Toronto, onto La Granja, I understand that clearly there’s no bank feasibility completed as yet, but could you give us please, an order of magnitude capital cost for that?
Tom Albanese: OK, that’s fine Tony, and by the way, I also say aluminium too, so I certainly won’t hold it against you. We have, you know, we’ve been very, very excited about the work that we’ve had at La Granja over the past couple years, and remember during a period of high copper prices we essentially came in on an uncontested basis with the minimum bids of $22 million to acquire this plus a $60 million minimum work commitment, which was what we thought it would take over the next few years to develop the pre-feasibility work.
And since then we’ve gone in – this has been looked at by others – by the way, I point out that BHP dropped it a few years ago and that’s why it was re-privatized but since the time we went in and looked at, but not only did we look at the opportunities to develop the La Granja existing resource with what we look at more a sulphide leech, like we were working with at Escondida, we also sought opportunity to put our geologists to work and look for more porphyries, and since then we found four additional porphyries, so we’re now looking at eight billion tons of mineralization.
It’s running about half percent copper but I would say as we drill it just keeps getting better and we’re actually seeing some interesting grades as we get with depths. So, I don’t think the system by any means, have been blocked off and I think we are moving to a position where La Granja is now one of, if not the largest, undeveloped copper project in South America. I would say that, you know, we still have a bit of work to do but again it’s a fairly conventional program. Most of the ore is literally right on the surface. Most strip ratios show we’re looking at a valley fill for the leeching, a capital expenditure of about 1.5 to two and a half billion and a development time line somewhere in the 2012 to 2014 time horizon.

Tony Robson: Thank you very much. Gentlemen, thank you for your time. I’ve got no further questions.
Tom Albanese: Thank you.
Operator: Moving on, we have a question from Chris Beer from RBC Asset Management.
Chris Beer: Good morning gentlemen. Just in your opening remarks there you mentioned I guess exploration capability or ex/development ability to build things. And I was just looking at – if I can find it here – a report either you put out or someone attributed you guys to putting out on sort of current delivery time versus normal from grinding mill to ship loaders. And just wondering on that aspect, are you seeing any improvement or is it the timeline getting harder or is it a regional geography thing?
Tom Albanese: Yeah, Chris, thank you for that. I mean I like to point out two things. First of all we are still seeing a compression in the mining sector that is keeping the consumables in a position of tightness, so that we’re still seeing extended periods of this. As a matter of fact I think in our Chief Economist’s paper, which accompanied our presentation, we have an update of that supply side shortage picture and it still looks like, you know, a lot of this stuff takes about two years to deliver.
I would also say though that Rio Tinto is better positioned than most because we have a single global network and second, we have a strong enough pipeline of so many projects that we can essentially develop a risk rated queue of early order items.
And for example if we order some trucks, we have some optionality of getting them early in the queue of the production cycle. We have a very strong strategic relationship with the HME producers and then we have some choice as to where those trucks get directed as we go forward. And some of the key work that we’ve been doing on IPT has been about standardizing some of these trucks and standardizing some of the specs so we have greater ability to take these key capital assets and transfer them from one site to the other.
Chris Beer: OK. And I guess secondly, then, on the people side, I haven’t read the fine print of the BHP proposal, but or even generally today, like how are you able to keep people in this tight environment? I would imagine and if BHP were successful, you know, is there any clause in there for them to keep the best people of the new entity?
Tom Albanese: Well, maybe I’ll first talk about what Rio Tinto is doing and then maybe I’ll just comment on what BHP has said. First of all, what Rio Tinto doing, we are in an environment where professionals are in short supply. I see this as a demographic challenge the entire industry is facing, and while we see some increase in the education and in enrolment in mining schools, that increase is not as much as the sort of the bulge bracket of senior engineers and senior professionals who are in the late 40s or 50s and are say, 10 years away from normal retirement age. So, I think we’re in a situation where all of the things being equal, we’re going to just about stay flat assuming enrolments increase, which puts even a greater demand demographically in a rising supply environment.
So, what we have to do is we have to position ourselves as the employer of choice, and part of it is remuneration but of course, as you know, remuneration is not the entire picture. Part of it is the conditions of work and it’s also increasing the efficiency of every engineer and every professional in any of the disciplines that we’re in and that’s why we’ve moved to a hub and spoke system with our business model and we’ll have as one of our new hubs and spokes, Montreal, as part of our commitment to the government of Quebec. And what this allows us to do is to mass the bulk of our professionals in locations such as London or Salt Lake City or now, Montreal, or Brisbane or Perth or Melbourne, and they can then, instead of a single engineer assigned to a single mine, they can be then allocated to multiple locations and we could develop some critical mass by having them in the same locations.

In addition, and very importantly, by having a series of urban location with attractive lifestyle offerings, we can attract people from all over the world, give them some opportunity to base themselves where they want to base themselves an give them opportunity to raise families or dual career systems where all those important things which are increasingly important to attract and retain the key people on a going forward basis. And that’s all about what we’re doing with Rio Tinto and that’s why I’ve been so excited about the fact that we are able to integrate Alcan so quickly into that model and so effectively. I think in terms of what BHP has said is that they would be seeking to attract the best from both organizations and certainly every indication we have is they’re quite attractive to some of the people that we have within the Rio Tinto system.
Chris Beer: OK. OK, thanks for that.
Operator: And just a reminder, it is star one if you have a question today. We’ll go next to Eliot Glazer from Du Pasquier.
Eliot Glazer: In your presentation you mentioned that after 2021 Rio Tinto gets 40 percent of the production at Grasberg. Most of us don’t remember the details, or at least I don’t. Is that just the one mine or does that include all the expansions of the mines surrounding Grasberg?
Tom Albanese: Yeah, Elliot, just maybe just give a little bit of background for the audience here, but also just to remind how that worked when we put the original deal in 1995. You may recall that we had a metal strip, basically where Rio Tinto acquired 40 percent above the production that existed at Grasberg at that point in 1995 and we did that providing a production loan and some cash that we used to buy equity in Freeport and then some commitments on explorations. What we received was that in addition to that 40 percent metal strip above their production at that time was effectively a 40 percent interest in any new exploration outside of Block A, which would have been then Block B and then the EMC grounds, plus a recognition that that metal strip ended in 2021, and at 2021 the entire Grasberg project reverts to a straight 60/40 with Freeport getting 60 percent and Rio Tinto getting 40 percent. Now back in 1995, 2021 seemed a long time away. It’s getting closer and closer all the time.
Eliot Glazer: That’s very helpful. Thank you.
Operator: Anything further Mr. Glazer?
Eliot Glazer: No, that’s very helpful. Thank you.
Operator: Thank you and we’ll take another follow-up question from John Tumazos.
John Tumazos: In your earlier remarks earlier in the day, you described how your Iron Ore operations have more land, more resources, better growth history, better growth prospects – etcetera, should we infer from that that you’re reluctant to take the stock of the other company on any terms? Or might have a greater preference for cash than stock? I know this is all hypothetical and you’re better off left alone. But does the discussion of the resource base of the other company left that impression?
Tom Albanese: John, maybe, I just want to give a little bit of background to start this off. We received a proposal from BHP Billiton basically it was on takeover. It was what we looked at. Our Board reviewed it. Our Board gave careful consideration. Our Board rejected it on the basis of value, so it wasn’t really anything more that we needed to discuss on that proposal.
In the BHP presentation of two weeks ago, they talked about synergies in a number of basins and quite a bit of focus on the Iron Ore, and particularly the Pilbara but Iron Ore in general and I think there were three messages that I presented today. The first of them would be that the development profile that exists within Rio Tinto on a standalone basis greatly exceeds the synergies as announced and articulated by BHP Billiton.

Second, that to the extent that there synergies on the combinations, which we would not dispute the industrial logic that they are primarily sitting on the Rio Tinto side of the ledger, so Rio Tinto shareholders should deserve the bulk in that hypothetical, and then to prove the point, basically we took one of the slides from the BHP presentation, which showed the industrial logic of six mineral basins as an example.
We pointed out that five of those six mineral basins inarguably favour Rio Tinto. So I think we have two pieces of that message. One is that our upsides are greatly in excess of the synergies that is presented and second, to the extent that there are additional synergies from some proposal of the takeover in the takeover, the bulk of those synergies sit on the Rio Tinto side and my job is to look after the shareholders of Rio Tinto and we would expect the shareholders of Rio Tinto to reap the benefits of those synergies.
John Tumazos: Do you object to having a company going forward where a big part of it is petroleum or non-hard rock mineral assets?
Tom Albanese: John, you might remember back in the (NERCO) days where we had both the minerals and the oil and gas sector, and back in the late 80s I was Joint Officer of both the Minerals and Oil and Gas, and it was a pretty exciting time to be seeing both of those. We were in what we thought with people who were at time what is probably considered intermediate depths now, in the high pressure reservoirs in the Gulf where relatively short reserve production ratios, you know, very quick turnaround of cash flows to re-inject basically into drilling just to keep up with yourself. I would say that in my own personal experience would suggest that there are very different cultures. There is not a lot of what I would call competency sharing between these two industries. I’m not sure the industrial logic of what they’ve got themselves now and I think that that would be a tough one to sell to Rio Tinto shareholders in the hypothetical.
John Tumazos: So, when they showed you their production plan for petroleum in 2017 and 2018, you kind of scratched your head?
Tom Albanese: Um...
John Tumazos: I’m kidding you Tom.
Tom Albanese: I think that life in the oil business, if you just get past the next month, that’s a long time.
John Tumazos: Thank you.
Operator: And one final reminder, it is star one if you have a question today. And it appears there are no further questions. I’ll turn the conference back to you for additional or closing remarks.
Tom Albanese: Well, thank you very much, Moderator. I do, and I thank you for everyone who attended this and especially to you John, who took the time to stay up since 3:30 this morning to hear the presentation and the seminar.
Today is all about value and the significant value that exists within Rio Tinto. I think that we are exceptionally well placed in terms of where we are, the capabilities, our exploration competencies, our track record in delivering value. We are in an unprecedented situation where Chinese demands continue to race ahead and we should expect to see a continuing in the future. We all now have cell phones. Five billion people in the world today have cell phone. Expectations for consumer demand, expectations for higher standard of living is much higher this generation than the last generation and it’ll be much higher next generation. Everyone wants what we produce. That’s a good investment case for Rio Tinto.
Rio Tinto is in a pole position to supply this metal hungry world, which I think is going to be continuing for a long time and I think what we showed just that fact today, whether we talked bout Iron Ore expansion of 600 million tons or that we talked about the Rio Tinto Alcan’s business combination, the additional synergies that we’re getting, the higher forward price, our outlook for Chinese aluminium consumption versus supply; whether we talked about development pipeline in copper; whether we talked about our confidence to raise our divestment targets and most importantly present a three year dividend payout picture, which I think is very important to demonstrate our view of the confidence in Rio Tinto.
Our track record is second to none and I said in the investment seminar earlier today, I do think that BHP likes what they see with us, they covet what they see with us and they need us and they need us more than we need BHP Billiton. So, thank you very much for taking the time.
Operator: And that does conclude our conference call today. Thank you all for your participation.
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